Exhibit (a)(1)(D)

STRAYER EDUCATION, INC.

INDIVIDUAL STATEMENT OF OPTIONS
PURSUANT TO THE
OFFER TO EXCHANGE DATED MAY 12, 2006

Employee Name: __________________________________

Grant Date	Total Number of Shares Subject to Your Eligible Option	Exercise Price	Exchange Ratio	Number of Shares of Restricted Stock You Will Receive if You Exchange All Eligible Options
2/15/2005		$107.28	2.921
2/10/2004		$118.00	3.726
5/11/2004		$119.72	3.649

IMPORTANT: Please carefully review the Offer to Exchange dated May 12, 2006, the Letter of Transmittal, the form of Restricted Stock Agreement, the 1996 Stock Option Plan and the above information about your eligible options. If you think the information regarding your eligible options is incorrect, or if you have any questions about the offer, please telephone Mark Brown at (703) 247-2500 or send an e-mail to mbrown@strayer.edu.